SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

In the Matter of               CERTIFICATE
Cinergy Corp.                  OF
File No.  70-8521              NOTIFICATION

(Public Utility Holding Company Act of 1935)

     With reference to the transactions proposed in the Declaration on Form U-1, as amended (the "Declaration"), of Cinergy Corp. ("Cinergy") in the above proceeding and the Commission's orders with respect thereto dated March 12, 1996 (Rel. No. 35-26488) and January 11, 1995 (Rel. No.
35-26215), Cinergy Services, Inc. hereby notifies the Commission, pursuant to Item 1F. of the Declaration, as follows:

1. The maximum aggregate amount at any one time outstanding during the calendar quarter ended December 31, 1996 ("Fourth Quarter") of all Cinergy short-term financing arrangements authorized by the Commission in File No. 70-8521 - namely, (a) all new borrowings or reborrowings by Cinergy under the Barclays Credit Agreement, (b) all commercial paper issued and sold by Cinergy, and (c) all letters of credit obtained by Cinergy under the Barclays Credit Agreement or otherwise - was $509 million.

2. Information with respect to borrowings or reborrowings by Cinergy under the Barclays Credit Agreement during the Fourth Quarter:

 Borrowing Date/Lender(s)/ Amount/Annual Interest Rate/Maturity
 10/3/96/Barclays/$5 million/5.665%/11/4/96
10/15/96/Barclays/$10 million/5.43%/11/15/96
10/16/96/Barclays/$22 million /5.615%/11/18/96
10/16/96/Barclays/$462 million /5.44%/11/18/96
10/30/96/Barclays /$5 million /5.43% /11/29/96
11/4/96/Barclays /$5 million /5.605%/12/4/96
11/15/96/Barclays /$10 million /5.43%/12/16/96
11/18/96/Barclays /$22 million /5.605%/12/18/96
11/18/96/Barclays /$462 million /5.43% /12/18/96
11/29/96/Barclays /$5 million /5.43%/12/30/96
12/4/96/Barclays /$5 million /5.795%/1/6/97
12/6/96/Barclays /$5 million /5.795%/1/6/97
12/16/96/Barclays /$10 million /5.65%/1/16/97
12/18/96/Barclays /$22 million /5.835%/1/21/97
12/18/96/Barclays /$462 million /5.66%/1/21/97
12/30/96/Barclays /$5 million /5.71% /1/30/97

3. Cinergy did not issue any commercial paper during the Fourth Quarter.

4. No letters of credit were obtained by Cinergy under the Barclays Credit Agreement or otherwise pursuant to the Commission's orders in File No. 70-8521 during the Fourth Quarter.

                  S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     February 6, 1997


                                CINERGY SERVICES, INC.


                                By:/s/William L. Sheafer
                                   Treasurer